Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces cost reduction initiatives

     TORONTO, Dec. 17 /CNW/ - (TSX:KFS, NYSE:KFS) As part of its strategy to return to profitability, Kingsway Financial Services Inc. today announced a number of initiatives that collectively are expected to reduce costs by approximately $20 million in 2009. Amounts are in U.S. dollars.
     Shaun Jackson, President and Chief Executive Officer stated, "In recent months, we have been discussing management's recommended cost reduction and business improvement initiatives with the Board of Directors, as part of our
2009 business planning and 2009-2010 strategic planning process. The Board has now approved management's initial recommendations, including actions to lower costs by approximately $20 million. These include reducing headcount, freezing salaries and eliminating bonuses except for exceptional performance, and reducing corporate overhead."
     Mr. Jackson added: "Management is continuing to review all aspects of
Kingsway's organizational structure, with a view to reducing expenses and in early January we expect to finalize our next round of expense reduction initiatives. These initiatives combined with firmer pricing should result in improved underwriting ratios."
     Early in 2008 the Company engaged Oliver Wyman, international management consultants, to assist management in its efforts to maximize shareholder value. Executive management has been working closely with Oliver Wyman to develop organizational, expense and claims spend reduction strategies to return the Company to profitability and enhance performance predictability.
Cost cutting initiatives are a core part of the Company's strategic plan that has been developed.
     "While taking decisive actions to reduce our expense and claims ratios and terminate unprofitable non-core business, we will continue to implement, as appropriate, further rate increases on all lines of business as we have in
2008 and expect hardening markets to make this possible. At the same time, we, as well as other financial institutions, must be aware of the current market conditions and work within them in terms of allocating and conserving our capital," Mr. Jackson added.
     "The combination of reducing costs, eliminating unprofitable business and increasing rates will contribute to overall profitability and returns for shareholders. We are focused on maximizing shareholder value by setting the
Company on a course to achieve an underwriting profit as well as predictable performance, resulting in a steadily growing book value per share for all shareholders," said Mr. Jackson.

     <<
     Cost Cutting Initiatives

     The reductions announced for 2009 fall into three categories:

     -   Head count - As previously disclosed, the Company is merging the operations of four of its U.S. subsidiaries to achieve synergies as well as cost savings - American Country Insurance into American
         Service Insurance and Southern United Insurance into Hamilton Risk
         Management. These mergers plus consolidation of the Company's two offices in Montreal and rationalization at its assigned risk agency,
         RPCIA, will reduce head count by 162, resulting in savings of approximately $8 million.

     -   Compensation - The Company is taking steps to reduce total compensation, while continuing to reward performance where appropriate. As well as the reduction in headcount, the Company is freezing salaries of all employees effective immediately and putting the executive incentive compensation plan on hold. Subsidiaries that have produced positive underwriting results or individuals that have delivered exceptional performance will however continue to be rewarded for their efforts. The Company has also instituted a hiring freeze with the exception of specific skill needs. Collectively, these compensation initiatives are expected to save approximately
         $7.8 million in 2009.

     -   Corporate overheads - The Company is reducing a number of overhead expenses including marketing and promotion, and certain costs related to information technology, amounting to approximately $4.2 million.
     >>

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the
U.S. Canadian subsidiaries include Kingsway General Insurance Company and
Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Lincoln General Insurance Company, U.S. Security Insurance Company, American
Country Insurance Company, Zephyr Insurance Company, Mendota Insurance Company
and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial
Services Inc. are listed on the Toronto Stock Exchange and the New York Stock
Exchange, under the trading symbol "KFS".

     Forward Looking Statements

     This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2007 Annual Report under the heading Risk Factors in the Management's
Discussion and Analysis section. The securities filings can be accessed on the
Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at
www.sec.gov or through the Company's website at www.kingsway-financial.com.
The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 08:00e 17-DEC-08